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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 13, 2002


                                     UBS AG
                              (Registrant's Name)

                  Bahnhofstrasse 45, Zurich, Switzerland, and
                     Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes |_|              No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

               Schedule of Information Contained in this Report:
            --------------------------------------------------------
            Tax Matters Opinion and Consent of Davis Polk & Wardwell

The information contained in this Report is incorporated by reference into Registration Statement number 333-46930.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     UBS AG



                                     By:  /s/ Robert Dinerstein
                                          ------------------------------------
                                          Name:   Robert Dinerstein
                                          Title   Managing Director

                                     By:  /s/ Robert Mills
                                          ------------------------------------
                                          Name:   Robert Mills
                                          Title:  Managing Director



Date:  May 13, 2002


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                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017


                                                   May 10, 2002


UBS AG
Bahnhofstrasse 45
Zurich, Switzerland

Ladies and Gentlemen:

     We have acted as special tax counsel to UBS AG (the "Company"), in connection with the preparation and filing of a preliminary Prospectus Supplement dated May 10, 2002 (the "Prospectus Supplement") to a Prospectus dated May 17, 2001 (the Prospectus") pursuant to an effective Registration Statement on Form F-3 (File No. 333-46930) filed with the Commission on May 15, 2001, under the Securities Act of 1933, as amended (the "F-3 Registration Statement"), as Post-Effective Amendment No. 3 to the Company's Registration Statement on Form F-1 filed with the Commission on September 29, 2000, as amended by Post Effective Amendment No. 1 thereto filed with the Commission on March 23, 2001 and Post-Effective Amendment No. 2 thereto filed with the Commission on March 29, 2001.

     We have reviewed the discussion contained under the heading "United States Federal Income Taxation" in the Prospectus Supplement. In our opinion, such discussion, insofar as it related to U.S. federal income tax matters, and subject to the conditions and limitations set forth in the discussion, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the "Securities") as a result of the ownership and disposition of the Securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "United States Federal Income Taxation" in the Pricing Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell
                                            -------------------------------
                                            Davis Polk & Wardwell